January 5, 2011                                                                                     Via Facsimile and EDGAR

Daniel Duchovny
Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Inland American Real Estate Investment Trust, Inc.
Schedule TO-T/A
Filed December 23, 2010 by Lapis Investment Business Trust
File No. 005-85811

Dear Mr. Duchovny:

We are responding to the comments in your letter dated January 3, 2011, regarding the above-referenced filing.  Set forth below are our responses numbered to correspond to your numbered comments.

1.	We have clarified that these lines of credit will not be used for this Offer.

   4.  We have clarified that the anticipated delay is from 2 to 4 weeks, based upon our experience.

We acknowledge the Staff’s positions stated in the closing of its letter, and we do not take any specific issue with such positions, but we respectfully decline to make the statements requested. If the requested statements are accurate statements of applicable law, there is no reason to obtain from us any acknowledgment of the law for it to be enforceable.  If the statements go beyond the law applicable to us, or if they are the Staff’s interpretations of law, the Staff cannot require us to make statements that would be binding upon us or prejudicial to us.

Sincerely,

/s/ Kjerstin Hatch
Kjerstin Hatch

cc: Paul Derenthal, Esq.